Exhibit 99.1

Dominion Diamond Corporation Recalculates Ownership Interests in Buffer Zone at Ekati Diamond Mine

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--February 1, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) announced today that its participating interest in the Buffer Zone Joint Venture at the Ekati Diamond Mine has increased from 65.3% to 72.0%, effective as of February 1, 2017, in accordance with the joint venture agreement relating to the Buffer Zone.

The increase in ownership results from the decision of the minority partner not to participate in the full fiscal year 2017 capital program for the Buffer Zone Joint Venture. The Company has funded those elements of the program that were not funded by the minority partner.

The Buffer Zone Joint Venture contains 106 mining leases covering 89,184 ha, and includes the Jay and Lynx kimberlite pipes. On July 6, 2016, the Company released the results of a positive feasibility study on the Jay project.

The Ekati mine consists of two joint ventures, the Core Zone Joint Venture and the Buffer Zone Joint Venture, in which the Company has an interest of 88.9% and 72.0%, respectively. All of the production in fiscal year 2017 was sourced from the Core Zone.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca